SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 28 February 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







February 28, 2006


                               MR. MICHAEL WILSON

The board of BP p.l.c. announces that Mr. Michael Wilson has stood down as a non-executive director with immediate effect. Mr Wilson has been appointed as Ambassador of Canada to the United States of America, a post which he will take up in early March.

Mr. Wilson joined the BP board in 1998 at the time of the merger with Amoco having served on the Amoco board since 1993.

Peter Sutherland, chairman of BP p.l.c. said:

"Michael has made a major contribution to the work of the BP board and its committees. We will miss his wise advice and his diligent, measured approach. We wish him every success in this important appointment."


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 28 February 2006                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary